Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                      NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2.                      DATE OF MATERIAL CHANGE

November 30, 2010

ITEM 3.                      NEWS RELEASE

A news release was issued by the Company on November 30, 2010 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.                      SUMMARY OF MATERIAL CHANGE

The Company reported the positive results of a Preliminary Assessment for its wholly owned Navidad project, located in the Province of Chubut, Argentina.

ITEM 5.                      FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp. (“Pan American” or the “Company”) reports the positive results of a Preliminary Assessment (the “PA” or the “Assessment”) for its wholly owned Navidad project (the “Project” or “Navidad”), located in the Province of Chubut, Argentina.

The Assessment is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves.  There is no certainty that the estimates in the PA will be realized.

Highlights

•	Conventional surface mining of the eight separate deposits that comprise Navidad.
•
Estimated average annual production of 19.8 million ounces of silver at a cash cost of $6.03 per ounce of silver (1), net of by-product credits, over the first 5 years of mine life, with a peak year during that period of 23.2+ million ounces.

•	Production life of 17 years.
•	Estimated total silver production of 275.5 million ounces at an average cash cost of $6.96 per ounce of silver (1), net of by-product credits, over 17 year life.
•	Projected pre-production capital costs of approximately $760 million, excluding recoverable value added tax.
•	After-tax net present value calculated at a 5% discount of $524 million (assuming “base case” prices of $18.00/oz Ag, $6,500/tonne Cu and $1,950/tonne Pb).
•	After-tax net present value calculated at a 5% discount increases to $1.2 billion at “upside case” prices of $25.00/oz Ag, $8,150/tonne Cu and $2,150/tonne Pb.

•	15,000-tonnes-per-day conventional flotation processing plant producing silver-copper and silver-lead concentrates.
•	Approximately 1,500 direct employees and contractors during peak construction phase; plus 500 direct employees in operational phase.
•	Outstanding exploration potential could add significantly to mine life.

(1)
Cash cost per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash cost per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.

The PA was prepared by M3 Engineering and Technology (“M3”) of Tucson, Arizona, and was based on the mineral resource model for Navidad prepared by Snowden Mining Industry Consultants and set out in a National Instrument 43-101 (“NI 43-101”) compliant technical report filed by the Company on February 5, 2010 with the applicable securities regulatory authorities and available on www.sedar.com.

Production and Processing

The Assessment estimates that a total of 89.4 million tonnes of ore will be mined.  Of that total, 52.9 million tonnes are expected to be silver-copper ore with an average grade of 164 grams per tonne silver and 0.07% copper, while 36.6 million tonnes are expected to be silver-lead ore with an average grade of 2.26% lead and 151 grams per tonne silver.  The open pit mine plan and design, which was prepared by Independent Mining Consultants Inc. (“IMC”), of Tucson, Arizona, contemplates ore being extracted from eight open pits, spread along three mineralized trends (Navidad, Esperanza and Argenta), which cover a total area of 6 km x 4 km using conventional surface mining methods.

Approximately 418 million tonnes of non-mineralized material are projected to be mined, part of which will be used in the construction of the tailings containment facility.  Mining activities will ramp up to a peak mining rate of 110,000 tonnes-per-day of combined ore and non-mineralized material, at an average mining strip ratio of 4.7 to 1.0 (non-mineralized material to ore).

The PA contemplates the construction of a 15,000 tonne-per-day conventional flotation processing facility at the site, which will produce silver-rich copper and silver-bearing lead concentrates depending on which ore type is being processed.  Production is expected to average 19.8 million ounces of silver annually during the first 5 years of operation, with estimated total silver recovered being 275.5 million ounces over Navidad’s 17 year life.  The average silver and copper recoveries to the copper concentrate are estimated at 77.5% and 56.5%, respectively, while the average silver and lead recoveries to the lead concentrate are estimated at 33.8% and 75.5%, respectively.

It is the Company’s intention to obtain the majority of the water required to run the processing plant by recycling water from the tailings facility to minimize fresh water usage.  The limited amount of fresh water needed to augment the recycled water, for the steady state operation of the plant, will be supplied primarily from pit-dewatering and to a lesser degree from nearby water wells.  Technical field work carried out to date indicates that there is more than sufficient ground water at or near the Project to provide water for the life of the operation without impacting in any way the water needs of the local communities.  Energy for the Project will be supplied from twin 330 KV power lines that run approximately 100 kilometers to the south.

The Company estimates that construction and commissioning activities at Navidad would demand a workforce of approximately 1,500 individuals between employees and contractors.  This would represent approximately $167 million in direct wages during the construction period.  More importantly, Navidad’s capital estimate includes approximately $283 million in goods and services, which are expected to be supplied locally.  Once in commercial production, Navidad is expected to provide direct employment to approximately 500 employees and contractors.

Capital and Operating Costs

The total capital and preproduction expenditures to bring Navidad into production have been estimated at approximately $760 million.  The following table summarizes the estimated initial capital costs.  Capital and operating costs have been calculated in 2010, unescalated dollars and do not account for inflationary risks, particularly in Argentina, or the effects of exchange rate fluctuations:

$ Million
Mine	$41.4
Pre-production	$21.2
Plant & site infrastructure	$548.9
Power lines	$22.6
Tailings Dam	$46.3
Owner’s Costs	$69.4
Working Capital	$10.0
Total Construction Capital	$759.7

The above capital estimate includes $137 million for contingencies, but excludes an estimated $133 million in Value Added Tax payments (“VAT”), which the Company expects it will recover during the production stage.  Sustaining capital over the remainder of the mine-life is estimated at $161 million, primarily attributed to additions to the mine fleet as the mining rates ramp up to 110,000 tonnes per day by year 4 and equipment replacement costs.

Included in the capital estimate are amounts for local infrastructure development.  It is Pan American’s intention to work closely with the local municipalities on projects that will contribute to the sustainable long term development of the region.  From the Company’s experience at its Manantial Espejo mine, located in the neighbouring Argentine province of Santa Cruz, these projects are likely to involve improved housing, expansion of medical and educational facilities, job training and other initiatives that will be defined in dialogue with the local communities.

The average cash costs for the first five years of the Project are estimated at $6.03 per ounce of silver, net of by-product credits.  For the production life, cash costs are estimated to average $6.96 per ounce of silver, net of by-product credits.  The “Base Case” cash costs estimates presented above assume metal prices of $18.00 per ounce of silver, $6,500 per tonne of copper and $1,950 per tonne of lead.

Preliminary Assessment Economics

The PA calculates a Base Case after tax Net Present Value (“NPV”) at a 5% discount rate of $524 million with an Internal Rate of Return (“IRR”) of 14% and a payback period of 5.5 years.  An Upside Case, at near-current prices, calculates that the after-tax NPV at a 5% discount will increase to $1.2 billion, while the IRR escalates to 24% and the payback period would be reduced to 3.7 years.

	Base Case	Upside Case
Silver price ($/oz)	$18.00	$25.00
Lead price ($/tonne)	$1,950	$2,150

After-tax NPV 0% ($ million)	$1,089	$2,019
After-tax NPV 5% ($million)	$524	$1,157
After-tax IRR	14.2%	23.6%

Payback (years)	5.5	3.7
Years 1-5 average Ag production (moz)	19.8	19.8
Years 1-5 average cash cost ($/oz)	$6.03	$7.00
Years 1-5 average annual cash flow ($ million)	$142	$202
Other

Discussions with Silver Wheaton Corp. (“Silver Wheaton”) with respect to a silver stream for part of the production from the Loma de la Plata deposit are ongoing.  An agreement was entered into by Silverstone Resources Corp. and Aquiline Resources Inc., (those companies being subsequently acquired by Silver Wheaton and Pan American, respectively), which included some basic terms for the silver stream.  The PA’s financial estimates include an allowance for this silver stream based on the assumption that 1 million ounces of silver per year is delivered to Silver Wheaton for 12.5 years.  This estimate may change depending on the final terms negotiated with Silver Wheaton.

ITEM 6.      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.      OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                      EXECUTIVE OFFICER

For further information, please contact:

Name:       Delaney Fisher
Office:       Secretary and Legal Counsel
Telephone:          (604) 684-1175

ITEM 9.   DATE OF REPORT

      DATED at Vancouver, British Columbia, this 2nd day of December, 2010.

“Signed”
Delaney Fisher
Secretary and Legal Counsel